[On Google letterhead]

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0307

January 24, 2012

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nili Shah, Deputy Chief Accountant
Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Google Inc.
Form 10-Q for the quarterly period ended September 30, 2011 Filed on October 26, 2011 Form 10-K for the fiscal year ended December 31, 2010 Filed on February 11, 2011 File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to questions from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on January 20, 2012 and December 14, 2011, and prior comments of the Staff received by letter dated September 7, 2011 set forth below.

Confidential Treatment Request

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. Google is requesting confidential treatment for certain parts of this letter with respect to the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

United States Securities and Exchange Commission

January 24, 2012

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0307

In this letter, we have referred to the Staff’s prior comment number 3 received by letter dated September 7, 2011, in italicized, bold type, and have followed it with Google’s response to the Staff’s questions received orally on January 20, 2012 and December 14, 2011.

Form 10-Q for the quarterly period ended September 30, 2011

Consolidated Financial Statements

Note 12. Contingencies

Department of Justice Investigation (Advertising), page 19

3.	We note your response to prior comment No. 6. Please address the following:

•

Provide us with a detailed timeline from commencement of the investigation to its conclusion, highlighting significant events, including circumstances as of December 31, 2010, the date of the filing of your 10-K, March 31, 2011, and the date of the filing of your 10-Q. Please include in this timeline any related discussions or negotiations regarding a proposed settlement and your considerations in pursuing settlement versus a trial.

•

Explain in greater detail why you believe a loss relating to this investigation was not reasonably possible until April 2011, when Google and the District of Rhode Island began negotiations regarding a potential financial component of a settlement conditioned on successful resolution of other aspects of an agreement. Please clarify the nature of negotiations and your expectations prior to April 2011 versus after April 2011.

•

Tell us why you believe that prior to May 2011, the District of Rhode Island’s claims and the terms of its settlement demands were sufficiently uncertain and preliminary that it was not possible to estimate the amount or range of a reasonable possible loss. In this regard, the basis upon which you were able to pursue settlement negotiations without an estimate of your reasonably possible loss is unclear.

We respectfully advise the Staff that a loss relating to the Department of Justice Investigation (Advertising) (the “Investigation”) was remote at December 31, 2010 and at February 11, 2011, the date of filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. [CONFIDENTIAL***]

* * * * *

United States Securities and Exchange Commission

January 24, 2012

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0307

Please direct your questions or comments to me (tel: (650) 253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 240-3928 and (650) 469-0208). Thank you for your assistance.

Very truly yours,
GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Vice President, Finance and
Chief Accountant

cc:	Patrick Pichette

David C. Drummond, Esq.

Kent Walker, Esq.

Donald S. Harrison, Esq.

Katherine Stephens, Esq.